Exhibit 21.1

Subsidiaries of the Company.

AnywhereMD.com, Inc. (California)
MedicaLogic of Texas, Inc. (Delaware)
MedicaLogic S.A. (Switzerland)
Medscape, Inc. (Delaware)
Medscape Enterprises, Inc. (Delaware)
Medscape Pennsylvania, LLC (Delaware)
Medscape Portals, Inc. (Delaware)
Medscape Texas, LP (Texas)
Medscape U.K. Limited (U.K.)
Total eMed, Inc. (Delaware)
Total eMed of Tennessee, Inc. (Tennessee)
Total eMed Leasing Company, LLC (Tennessee)
Total eMed Financing Co., Inc. (Tennessee)